September 3, 2010 VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4720
Washington, D.C. 20549
Attention:  John L. Krug

Re:  Ikaria, Inc.
Registration Statement on Form S-1
Amendment no. 1 filed August 17, 2010 (File No. 333-166792)

Ladies and Gentlemen:

On behalf of Ikaria, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-166792) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2010.  We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated August 31, 2010 from Jeffrey Reidler, Assistant Director of the SEC, to Daniel Tassé, Chairman and Chief Executive Officer of the Company (the “Comment Letter”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comments and the headings used in the Comment Letter.  All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

FORM S-l

Cover Page

1.             Please indicate the number of shares that will be sold by the selling shareholders.

Response:              The Company acknowledges the Staff’s comment and will indicate the number of shares that will be sold by selling stockholders in a subsequent amendment to the Registration Statement.

Company Overview, page 1

2.             We note your response to comment 7. Please update the disclosure for all of the measures you have provided to include the first six months of 2010. In addition, please expand the discussion to explain the reasons for the decline in net income, adjusted net income, EBITDA and adjusted EBITDA.

Response:              The Company has revised the disclosure on pages 1 and 90 of the Registration Statement to add net sales data for the six months ended June 30, 2010 and 2009 and to delete the references to net income, EBITDA, adjusted EBITDA and adjusted net income.  The Company has also revised the disclosure on these pages to disclose that a price increase in the fourth quarter of 2009 contributed to the growth in net sales for the first six months of 2010 as compared to the first six months of 2009.  However, the Company supplementally advises the Staff that it cannot quantify the extent to which the growth in net sales for this interim period reflects price changes because of the implementation of its new billing model in the first half of 2010, which is not comparable to sales under the previous billing model in the first half of 2009.

Risk Factors, page 4

3.             Please expand the discussion to include a bullet briefly addressing the recent recall of your INOMAX DS drug-delivery system.

Response:              The Company has revised the disclosure on page 5 to include a bullet that briefly addresses the recent recall of the INOMAX DS drug-delivery system.

“We are the sole manufacturer of INOMAX...,” page 18

4.             We note your response to comment 14. Please expand the discussion to define a “prior approval supplement” and to explain the effect on the company if such PAS is approved or denied. In addition, please update the discussion relative to your submission of the PAS and the anticipated amount of time required to obtain FDA approval subsequent to the FDA inspection.

Response:              The Company has revised the disclosure on page 18 to define “prior approval supplement” and to explain the effect on the Company if the prior approval supplement is denied.  The Company has also revised the disclosure to indicate the time typically required for FDA approval of a PAS.

“If we experience problems with, or delays in obtaining, components ...,” page 18

5.             We note the additional disclosure under this heading to address the recall of the INOMAX DS drug delivery systems. Please present this disclosure under its own risk factor heading. In addition, please expand the discussion to quantify, to the extent practicable, the anticipated costs of the recall.

Response:              The Company has revised the disclosure on page 19 of the Registration Statement to add a separate risk factor with the caption “The July 2010 voluntary recall of our INOMAX DS drug-delivery system might adversely affect our reputation for safety and might cause healthcare providers to perceive a safety risk when considering the use of INOtherapy, which could have an adverse effect on our business.”  The Company has also added disclosure on page 19 of the Registration Statement to quantify the anticipated expenses related to the recall.

Use of Proceeds, page 53

6.             Please revise the disclosure to include additional bullets indicating the amount of proceeds and other sources you will use for any of the three late stage trials you intend to conduct during the next few years. In addition, please state how far the application of these proceeds will advance your efforts in the completion of these trials. In this regard, if you anticipate the use of other sources such as borrowings under your line of credit to bring you to the stage of development you anticipate, please disclose the amount and source of such funding.

Response:             The Company has revised the disclosure on page 53 to indicate that it intends to continue to use cash flow from net sales of INOtherapy to fund its research and development efforts, including the late-stage clinical trials and other clinical trials it may conduct, over the next few years. The Company supplementally advises the Staff that it does not currently intend to use borrowings under its credit facility to fund such clinical trials.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-Based Compensation, page 69

7.             In your response to prior comment 36, you have acknowledged that the requested disclosure will be provided when the estimating offering price has been established. In this respect, we note the additional options and restricted stock, which have been granted in the six months ended June 30, 2010. We will finalize our evaluation of the issues incorporated in this comment at that time.

Response:              The Company acknowledges the Staff’s comment and that the Staff will finalize its evaluation of stock-based compensation after the estimated offering price is specified.

Clinical Stage - Product Candidates

LUCASSIN, page 106

8.             We note the discussion on page 108 relative to the special protocol assessment. Please expand the discussion to indicate when the meeting(s) occurred and when the SPA was submitted. In addition, please disclose whether the SPA has been approved by the FDA and, if not, the nature of any discussions you have had with the FDA concerning the SPA and any special concerns the FDA has with respect to the study design. Similar information should be provided with respect to any other pending SPAs you may have.

Response:              The Company has revised the disclosure on pages 108 and 109 of the Registration Statement in response to the Staff’s comment.  The Company supplementally advises the Staff that it does not have any additional SPAs.

LUCASSIN - Orphan Therapeutics, page 114

9.             We note your response to comment 41 and that you have requested confidential treatment for the royalty rate. Please expand the discussion with respect to each royalty payable to disclose the range that the royalty rate fits into within ten percentage points, e.g. single digits, teens, mid-twenties to mid-thirties, etc.

Response:              The Company has revised the disclosure on page 115 of the Registration Statement to clarify that the royalties are subject to annual minimum payments.  The Company supplementally advises the Staff that such minimum payments are not calculated as a percentage of net sales. The Company further respectfully advises the Staff that the disclosure on page 115 of the Registration Statement discloses that the Company will be obligated to pay Orphan royalties at a percentage in the low double digits on net sales, if any, of LUCASSIN for as long as the Company sells LUCASSIN (subject to certain adjustments).

The Company has also revised the disclosure on page 115 of the Registration Statement to delete the word “royalty” when describing the third-party payment obligations the Company has assumed.  The Company supplementally advises the Staff that these payment obligations are not calculated as a percentage of net sales but rather are based on a dollar amount per vial of LUCASSIN sold.

Separation Agreements with Former Chief Financial Officer, page 161

10.          Please file the April 19,2010 professional services agreement and work order as exhibits.

Response:              The Company has filed the professional services agreement and work order with Elizabeth Larkin as Exhibit 10.43.

Please contact the undersigned at (617) 526-6982 if you have any comments or questions regarding this letter.

Very truly yours,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc:	Daniel Tassé
Matthew M. Bennett, Esq.
Steven D. Singer, Esq.